EXHIBIT 99.1

Rosetta Genomics Ltd. to Raise $5.1 Million in Registered Direct Offering

PHILADELPHIA and REHOVOT, Israel (January 13, 2010) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer of microRNA-based molecular diagnostics, today announced that it has received commitments from certain institutional investors to purchase approximately $5.1 million of securities in a registered direct offering.  Rosetta expects to receive net proceeds of approximately $4.5 million after deducting placement agent fees and other offering expenses.  Rosetta has entered into securities purchase agreements with these investors pursuant to which Rosetta has agreed to sell an aggregate of 2,530,000 shares of its ordinary shares and warrants to purchase up to 1,265,000 additional ordinary shares.  Each unit, consisting of one ordinary share and a warrant to purchase 0.50 of an ordinary share, will be sold for a purchase price of $2.00.

The warrants to purchase additional shares will be exercisable at an exercise price of $2.50 per share beginning immediately after issuance and will expire 5 years from the date they are first exercisable.  All of the securities were offered pursuant to an effective shelf registration statement. Proceeds from the transaction will be used for general corporate purposes, including, but not limited to, repayment or refinancing of existing indebtedness or other corporate borrowings, working capital, intellectual property protection and enforcement, capital expenditures, investments, acquisitions or collaborations, research and development and product development.  The offering is expected to be consummated by January 19, 2010, subject to customary closing conditions.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc., (NASDAQ: RODM), acted as the exclusive placement agent for the transaction.

A shelf registration statement relating to the ordinary shares and warrants issued in the offering (and ordinary shares issuable upon exercise of the warrants) has been filed with the Securities and Exchange Commission (the “SEC”) and has been declared effective.  A prospectus supplement relating to the offering will be filed by Rosetta with the SEC.  Copies of the prospectus supplement and accompanying prospectus may be obtained directly from Rosetta by contacting Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 POB 4059 Israel or via Telephone at (646) 509-1893 or via email at investors@rosettagenomics.com.  This announcement is neither an offer to sell nor a solicitation of an offer to buy any ordinary shares or warrants of Rosetta.  No offer, solicitation or sale will be made in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Rosetta Genomics

Rosetta Genomics (NASDAQ: ROSG) is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets, and miRview™ meso, are commercially available through its Philadelphia-based CLIA-certified lab. Rosetta Genomics is the 2008 winner of Wall Street Journal’s Technology Innovation Awards in the medical/biotech category.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the expected timing of consummation of the offering constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ron Kamienchick	Kim Sutton Golodetz
(646) 509-1893	(212) 838-3777
investors@rosettagenomics.com	kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com